Proxy Information Circular

Notice of Annual and Special
Meeting of Shareholders
August 6, 2003

Take notice that the Annual and Special Meeting of the Shareholders of CAE Inc. (the "Corporation") will be held at the Glenn Gould Studio, CBC Building, 250 Front Street West, Toronto, Ontario, on Wednesday, the 6th day of August, 2003, at 11:30 a.m. (Toronto time) for the following purposes:

(a)	to receive the consolidated financial statements for the year ended March 31, 2003, together with the auditors' report thereon;
(b)	to elect Directors;
(c)	to appoint auditors and authorize the Directors to fix their remuneration;
(d)	to consider and, if deemed appropriate, adopt a resolution (see "Special Business of the Meeting - Confirmation of General By-law" in the accompanying Proxy Information Circular) approving the new General By-law of the Corporation enacted by the Board of Directors on February 5, 2003, as a by-law of the Corporation repealing all previous by-laws;
(e)	to consider and, if deemed appropriate, adopt a resolution (see "Special Business of the Meeting - Renewal of Shareholder Protection Rights Plan Agreement" in the accompanying Proxy Information Circular) renewing the shareholder protection rights plan agreement, a summary of which is set forth in Appendix C to the accompanying Proxy Information Circular; and

(f)	to transact such further or other business as may properly come before the Meeting or any adjournment thereof.

The specific details of all matters proposed to be put before the Meeting are set forth in the accompanying Proxy Information Circular.

In addition, the Corporation will announce its first quarter results for fiscal 2004 at this Meeting.

The Board of Directors has specified that proxies to be used at the Meeting or any adjournment thereof must be deposited in Toronto with the Corporation or Computershare Trust Company of Canada, as agent for the Corporation, not later than 11:30 a.m. (Toronto time) on August 5, 2003.

DATED at Toronto, this 19th day of June, 2003.

By Order of the Board,

Paul G. Renaud
Executive Vice President,
Chief Financial Officer and Secretary

Note: If you are unable to be present personally, kindly sign and return the form of proxy in the enclosed self-addressed envelope.

Table of Contents
01	Solicitation of Proxies
01	Appointment and Revocation of Proxies
01	Voting of Proxies
01	Electronic Access to Proxy-Related Materials and Annual and Quarterly Reports
01	Voting Shares and Principal Holders Thereof
02	Shareholders Entitled to Vote
02	Election of Directors
04	Appointment of Auditors
04	Statement of Corporate Governance Practices
11 11 11	Special Business of the Meeting: (1) Confirmation of New General By-law (2) Renewal of Shareholder Protection Rights Plan Agreement
12	Report on Executive Compensation
16	Executive Compensation
19	Directors' and Officers' Liability Insurance
19	Auditor Independence
19	Shareholder Proposals
19	General Information
20	Appendix A - General By-law
34	Appendix B - General By-law Resolution
34	Appendix C - Summary of the Principal Terms of the Rights Plan
37	Appendix D - Rights Plan Resolution

CAE / information circular / page. 01

Proxy Information Circular

Solicitation of Proxies
This Proxy Information Circular (the "Information Circular") is furnished in connection with the solicitation by management of CAE Inc. ("CAE" or the "Corporation") of proxies to be used at the Annual and Special Meeting of Shareholders of the Corporation (the "Meeting") to be held at the time and place and for the purposes set forth in the accompanying notice of the Meeting. It is expected that the solicitation will be primarily by mail but proxies may also be solicited personally by the officers and Directors of the Corporation at nominal cost. The cost of solicitation by management will be borne by the Corporation.

Appointment and Revocation of Proxies
The persons named in the enclosed form of proxy are Directors of the Corporation. Shareholders desiring to appoint some other person as their representative at the Meeting may do so either by inserting such other person's name in the blank space provided or by completing another proper form of proxy and, in either case, delivering the completed proxy to the Corporation at Suite 3060, Royal Bank Plaza, Toronto, Ontario, M5J 2J1, or to Computershare Trust Company of Canada, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, not later than 11:30 a.m. (Toronto time) on August 5, 2003. Unless otherwise indicated, the information in this Information Circular is given as of June 19, 2003, and all dollar references are in Canadian dollars.

A proxy given pursuant to this solicitation may be revoked by instrument in writing executed by the shareholder or by his or her attorney authorized in writing, and deposited at the registered office of the Corporation, Suite 3060, Royal Bank Plaza, Toronto, Ontario, M5J 2J1, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used or with the Chairman of such Meeting on the day of the Meeting, or any adjournment thereof, or in any other manner permitted by law.

Voting of Proxies
The persons named in the accompanying form of proxy will vote or withhold from voting the shares in respect of which they have been appointed on any ballot that may be called for in accordance with the directions of the shareholder as specified in the proxy. In the absence of such direction, such shares will be voted: (a) FOR the election as Directors of the persons designated in this Information Circular as nominees for such office; (b) FOR the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Corporation and for the authorization of the Directors to fix their remuneration; (c) FOR the resolution to confirm the new General By-law of the Corporation; and (d) FOR the resolution to approve the renewal of the Shareholder Protection Rights Plan Agreement.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the notice of the Meeting, or other matters that may properly come before the Meeting. At the time of printing this Information Circular, the management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting.

Electronic Access to Proxy-Related Materials and Annual and Quarterly Reports
We offer our shareholders the opportunity to view future proxy information circulars, annual reports, and quarterly reports through the Internet instead of receiving paper copies in the mail. If you are a registered shareholder you can choose this option by following the instructions on your form of proxy. If you hold your common shares through an intermediary (such as a bank or broker), please refer to the information provided by the intermediary on how to choose to view our proxy information circulars, annual reports, and quarterly reports through the Internet.

Voting Shares and Principal Holders Thereof
As of the date hereof, there are 219,670,172 outstanding common shares. Each shareholder is entitled to one vote for each common share that is registered in his or her name on the list of shareholders which is available for inspection during usual business hours at Computershare Trust Company of Canada, 100 University Avenue, 8th Floor, Toronto,Ontario, M5J 2Y1, and at the Meeting. The list of shareholders will be prepared as of June 19th, 2003, the date (the "Record Date") fixed for determining shareholders entitled to receive notice of the Meeting.

CAE / information circular / page. 02

To the knowledge of the Directors and officers of the Corporation, there are no persons who beneficially own or exercise control or direction over shares carrying more than 10% of the voting rights attached to shares of the Corporation.

Shareholders Entitled to Vote
Only common shareholders of record at the close of business on the Record Date are entitled to notice of and to attend the Meeting or any adjournment or adjournments thereof and to vote thereat.

Election of Directors
Under the articles of the Corporation, the Board of Directors may consist of a minimum of three (3) and a maximum of twenty-one (21) Directors. The Directors are to be elected annually as provided in the Corporation's by-laws. Each Director will hold office until the next annual meeting or until his successor is duly elected unless his office is earlier vacated in accordance with the by-laws. In accordance with the by-laws, the Board of Directors has fixed the number of Directors to be elected at the Meeting at twelve (12).

The following table states the name of each person proposed to be nominated by management for election as a Director, all other positions and offices with the Corporation now held by him, if any, his principal occupation or employment, the period of service as a Director of the Corporation and the approximate number of common shares and deferred share units of the Corporation beneficially owned by him or over which he exercises control or direction as of the date hereof.

Name	Became Director	Number of Common Shares	Number of Deferred Units

Derek H. Burney, O.C., Toronto, Ontario, is President and Chief Executive Officer of the Corporation and is a member of the Executive Committee. Mr. Burney is also a director of Shell Canada Limited and Quebecor World Inc. Formerly, Mr. Burney was Chairman and Chief Executive Officer of Bell Canada International Inc. (1993-October 1999). Prior thereto, he was Canada's Ambassador to the United States of America from 1989.	1999	160,220	464,155

John A. (Ian) Craig, Ottawa, Ontario, is a business consultant and was formerly Chief Marketing Officer of Nortel Networks Corporation. Mr. Craig is also a director of Bell Canada International Inc., Arris Group Inc. and the Ottawa Heart Institute. Mr. Craig is a member of the Audit Committee.	2000	25,000	10,506

Richard J. Currie, C.M., Toronto, Ontario, is non-executive Chairman of BCE Inc. He was a director of George Weston Limited from 1975 to 2002 and President from 1996 to 2002. He was a director of Loblaw Companies Limited from 1973 to 2001 and President from 1976 to 2001. He is a director of Staples Inc. Mr. Currie is Past Chairman of the Richard Ivey School of Business at The University of Western Ontario and has served on the Visiting Committee to the Harvard Business School. He is presently Chancellor of the University of New Brunswick. Mr. Currie is a member of the Audit Committee.	2001	100,000	9,471

R. Fraser Elliott, C.M., Q.C., Toronto, Ontario, is a senior partner in the legal firm of Stikeman Elliott LLP (Toronto). Mr. Elliott is also a director of the Toronto General & Western Hospital Foundation. Mr. Elliott is a member of the Executive Committee.	1951	6,532,072	-

CAE / information circular / page. 03

Name	Became Director	Number of Common Shares	Number of Deferred Units

H. Garfield Emerson, Q.C., Toronto, Ontario, is National Chairman and a senior partner of the legal firm of Fasken Martineau DuMoulin LLP. Mr. Emerson is the Chairman of Rogers Communications Inc., Vice-Chairman of Rogers Wireless Communications Inc. and a director of Canada Deposit Insurance Corporation, University of Toronto Asset Management Corporation, Wittington Investments, Limited and Sunnybrook & Women's College Health Sciences Centre. Mr. Emerson is also the Chair of the Sunnybrook & Women's Foundation. He was formerly President and Chief Executive Officer of NM Rothschild & Sons Canada Limited, investment bankers. Mr. Emerson is a member of the Governance Committee.	1992	16,600	14,555

Anthony S. Fell, O.C., Toronto, Ontario, is Chairman of RBC Dominion Securities Inc. Mr. Fell is also a director of BCE Inc., Chairman of Munich Reinsurance Company of Canada, a director of Loblaw Companies Limited, and Chairman of the Board of Trustees of University Health Network. Mr. Fell is the Chairman of the Governance Committee.	2000	50,000	14,015

The Honourable James A. Grant, P.C., Q.C., Montreal, Quebec, is a partner in the legal firm of Stikeman Elliott LLP (Montreal). Mr. Grant is a director of Canadian Imperial Bank of Commerce, Shire Pharmaceuticals Group plc and various charitable and social organizations. Mr. Grant is a member of the Compensation Committee and the Executive Committee.	1991	10,000	6,194

James F. Hankinson, Toronto, Ontario, is a business consultant and was formerly President and Chief Executive Officer of New Brunswick Power Corporation. He is also a director of Maple Leaf Foods Inc. Mr. Hankinson is the Chairman of the Audit Committee and a member of the Governance Committee.	1995	4,018	18,565

E. Randolph (Randy) Jayne II, Tysons Corner, Virginia, is a Senior Partner in Heidrick & Struggles International, Inc., an executive search firm (1996-present) and is a Founder and the Global Managing Partner of that firm's Semiconductor, Hardware and Systems Specialty Practice. Prior to this, he served as President of Instituform MidAmerica (1993-1994) and as a senior executive in McDonnell Douglas Corporation (1987-1993). Mr. Jayne is a member of the Compensation Committee.	2001	-	9,312

James W. McCutcheon, Q.C., Toronto, Ontario, is Counsel to the law firm of McCarthy Tétrault. Mr. McCutcheon is a director of Dominion of Canada General Insurance Company, Empire Life Insurance Company (Chairman 1991-1997), Guardian Capital Group Limited and Noranda Inc. Mr. McCutcheon is a member of the Audit Committee.	1979	100,292	-

CAE / information circular / page. 04

Name	Became Director	Number of Common Shares	Number of Deferred Units

Lawrence N. Stevenson, Toronto, Ontario, is Chief Executive Officer of Pep Boys, a NYSE-listed U.S. automotive services company. Mr. Stevenson was formerly President & Chief Executive Officer of Pathfinder Capital Inc. and also was Chief Executive Officer of Chapters and Chapters Online Inc. Mr. Stevenson is also a director of SNC-Lavalin Group Inc. and Sobeys Inc. Mr. Stevenson is Chairman of the Compensation Committee.	1998	74,038	15,356

Lynton R. Wilson, O.C., Oakville, Ontario, is Chairman of the Board of the Corporation, Chairman of the Executive Committee and is a member of the Compensation and the Governance Committees. Mr. Wilson is the Chairman of Nortel Networks Corporation and is also a director of DaimlerChrysler AG and DaimlerChrysler Canada Inc.	1997	2,276,167	12,749

If any of the above nominees is for any reason unavailable to serve as a Director, proxies in favour of management will be voted for another nominee, in their discretion, unless the shareholder has specified in the proxy that his or her shares are to be voted for another nominee or are to be withheld from voting in the election of Directors.

Appointment of Auditors
Unless contrary instructions are indicated on the proxy, each proxy received by management will be voted in favour of the appointment of PricewaterhouseCoopers LLP ("PwC") as auditors of the Corporation to hold office until the next annual meeting of shareholders at a remuneration to be fixed by the Directors. PwC was first appointed as auditors of the Corporation in 1991.

Statement of Corporate Governance Practices
The Corporation's Board of Directors and management support the Guidelines for Corporate Governance (the "TSX Guidelines") adopted by the Toronto Stock Exchange ("TSX") in 1995 and the Corporation's approach to corporate governance complies with the TSX Guidelines. Applicable provisions of the Sarbanes-Oxley Act of 2002 and rules adopted and proposed by the United States Securities and Exchange Commission ("SEC") and the New York Stock Exchange ("NYSE") pursuant to the requirements of that Act, also influence the Corporation's approach to corporate governance.

CAE, throughout its more than 50 years of operations, has maintained high standards of corporate governance. We believe that good corporate governance practices can contribute to the creation and preservation of shareholder value. The Governance Committee of the Board of Directors and CAE management continue to closely monitor the proposed amendments to the TSX Guidelines, the proposed changes to the NYSE listing standards and other changes in applicable laws (including those adopted and proposed under the Sarbanes-Oxley Act of 2002) and will take appropriate action in response to any new standards which are established.

The Board of Directors of the Corporation is comprised of "independent" and "unrelated" Directors, except for the President and Chief Executive Officer, Mr. D.H. Burney, as defined under the listing requirements of the NYSE and the TSX Corporate Governance Guidelines, respectively. The Board of Directors has a non-executive chairman. With the exception of the Executive Committee of the Board (which has not met for several years), the non-independent Director does not sit on Board Committees, and all Committees are composed of only "independent" and "unrelated" Directors (see below). Each Committee has a written mandate approved by the Board of Directors.

CAE / information circular / page. 05

Directors are informed of the business of the Corporation through, among other things, regular reports from the President and Chief Executive Officer, and reviewing materials provided to them for their information and review for participation in meetings of the Board of Directors and its Committees. Certain of the Board meetings in fiscal 2003 were held by telephone to enable the Board to receive brief updates on recent developments in the business and to approve more pressing matters between regularly scheduled meetings.

During fiscal 2003, the Board of Directors held seven meetings (97% aggregate Director attendance).

The Committees of the Board of Directors of the Corporation are:
• the Audit Committee (which held five meetings in fiscal 2003; 85% aggregate Director attendance);
• the Executive Committee (which did not meet in fiscal 2003);
• the Governance Committee (which held four meetings in fiscal 2003; 100% aggregate Director attendance); and
• the Compensation Committee (which held three meetings in fiscal 2003; 100% aggregate Director attendance).

The following is a statement of the Corporation's existing corporate governance practices with specific reference to the proposed TSX Guidelines as released by the TSX in November 2002.

TSX Corporate Governance Guidelines	Comply	Comments

1. Board should explicitly assume responsibility for stewardship of the corporation, and specifically for:	Yes	The Board of Directors of the Corporation is responsible for choosing the Corporation's Chief Executive Officer and for supervising the management of the business and affairs of the Corporation, and its Committees have adopted mandates describing their responsibilities. The Board reviews, discusses and approves various matters related to the Corporation's strategic direction, business and operations, and organizational structure, including the approval of acquisitions, dispositions, investments, and financings that exceed certain prescribed limits.

a) Adoption of a strategic planning process	Yes	The duties of the Board of Directors include a strategic planning process. This involves the annual review of a multi-year strategic business plan that identifies business opportunities in the context of the business environment and related corporate objectives, the approval of annual operating budgets and the examination of risks associated with the Corporation's business.

b) Identification of principal risks, and implementing risk management systems	Yes	The Board of Directors oversees the identification of the principal risks of the business of the Corporation and the implementation by management of appropriate systems and controls to manage such risks. The Audit Committee reviews the adequacy of the processes for identifying and managing financial risk.

c) Succession planning and monitoring senior management	Yes	The Board of Directors has delegated to its Compensation Committee initial responsibility to review the Corporation's processes for succession planning, reviewing succession plans for key members of senior management, and monitoring the performance of senior executives. The Board reviews and assesses the performance of the President and Chief Executive Officer of the Corporation, as well as the quality and effectiveness of the senior management team. Based upon that review, the Compensation Committee reviews and makes a recommendation to the Board for the approval of the salary, short-term and long-term incentive award for the President and Chief Executive Officer.

CAE / information circular / page. 06

TSX Corporate Governance Guidelines	Comply	Comments

d) Communications policy	Yes	The disclosure policy and procedures of the Corporation are reviewed annually by the Board of Directors. The objectives of the policy include continuing to ensure that communications of material information to investors are timely and accurate and are broadly disseminated in accordance with all applicable securities laws and stock exchange rules. The Corporation has a Corporate Communications and Investor Relations Department that responds to investor inquiries. The Corporation's transfer agent, Computershare Trust Company of Canada, has a toll-free number (1-800-564-6253) to assist shareholders. Shareholders may also send comments via email to investor.relations@cae.com. In addition, CAE provides detailed information on its business on its Web site (www.cae.com) and its filing with the Canadian securities regulators and the SEC can be accessed at www.sedar.com and www.sec.gov respectively.

e) Integrity of internal control and management information systems	Yes	The Audit Committee is responsible or the oversight of the reliability and integrity of accounting principles and practices, financial statements and other financial reporting, and disclosure practices followed by management. The Audit Committee has oversight responsibility for the establishment by management of an adequate system of internal controls and the maintenance of practices and processes to assure compliance with applicable laws.

2. Majority of directors should be "unrelated" (independent of manage- ment and free from conflicting interest)	Yes	The Board has determined that 11 of the 12 nominees for election as Directors of the Corporation are"unrelated" Directors within the meaning of the TSX Guidelines; as CAE's President and Chief Executive Officer, Mr. D.H. Burney is considered to be a "related" Director under those guidelines. Certain of the Corporation's Directors may be partners in or officers of entities that provide financial, legal or other services to the Corporation and/or its subsidiaries. The Board considers these Directors to be unrelated because:

• such services are provided in the ordinary course, on customary commercial terms and are fully disclosed to the Audit Committee which in turn reports on them to the Board
• no such service is considered material to the Corporation or its subsidiaries, and could be sourced from other suppliers of a similar quality standard
• the amount of fees received by any such entity for services to the Corporation or its subsidiaries is not material to such entity.

3. a) Appoint a committee of directors responsible for proposing to the full board new nominees to the board and for assessing directors on an ongoing basis	Yes	The Governance Committee is responsible for reviewing the effectiveness of the Board and the Corporation's corporate governance system. As part of this broad mandate, specific duties of the Governance Committee include: (i) reviewing with the Chairman of the Board on an annual basis the performance of the Board of Directors and its Committees; (ii) monitoring conflicts of interest, real or perceived, of both the Board of Directors and management and ensuring the Corporation's Code of Business Conduct is implemented throughout the Corporation; (iii) reviewing methods and processes by which the Board of Directors fulfills its duties, including

CAE / information circular / page. 07

TSX Corporate Governance Guidelines	Comply	Comments

the number and content of meetings and the annual schedule of issues for the consideration of the Board of Directors and its Committees; (iv) monitoring the communication process between the Board of Directors and management; (v) reviewing the size and composition of the Board of Directors; (vi) establishing selection criteria for Board members; (vii) evaluating the contribution of each Director, and recommending annually to the Board of Directors the slate of Directors (including new nominees) for shareholder approval; (viii) assessing the adequacy and form of compensation of Directors; and (ix) reviewing and approving the Corporation's Donation policy.

The Governance Committee is also responsible for: providing the Board of Directors with an appropriate succession plan for Board members; providing an orientation program for new Board members; and monitoring ethical compliance with the Board's Statement Respecting Board Member's Conflicts of Interest and Confidentiality of Information.

b) Composed exclusively of outside (non-management) directors, a majority of whom are unrelated	Yes	The members of the Governance Committee of the Board are A.S. Fell (Chairman), H.G. Emerson, J.F. Hankinson and L.R. Wilson, all of whom are outside and "unrelated" Directors. Royal Bank of Canada, the parent entity of RBC Dominion Securities Inc. (of which latter company Mr. Fell is Chairman), provided routine non-advisory lending and foreign exchange-related services to the Corporation in fiscal 2003 and continues to provide such services to the Corporation. The bank's fees to the Corporation are less than 2% of the bank's annual consolidated gross revenues.

4. Implement a process for assessing the effectiveness of the board, its committees and individual directors	Yes	The Governance Committee of the Board has primary responsibility for corporate governance matters (see Item 3(a) above). That Committee reviews annually the effectiveness of the Board and its Committees, and each Director.

5. Provide an orientation and education program for new directors	Yes	New Directors of the Corporation receive an induction package comprising information on the Corporation, its Code of Business Conduct, the Board's Statement Respecting Board Members' Conflicts of Interest and Confidentiality of Information and other relevant materials and executive briefing sessions. The Board also receives monthly presentations from senior management on the Corporation's performance and issues relevant to the business of the Corporation, the industry and the competitive environment in which it operates.

6. Consider reducing board size, with a view to improving effectiveness	Yes	The Board of Directors is of the view that its size (12 members) is conducive to efficient decision-making.

7. Board should review compensation of directors in light of risks and responsibilities	Yes	The Governance Committee of the Board annually reviews the adequacy and form of compensation (cash or stock-based) received by Directors to ensure that the compensation received by the Directors is competitive and accurately reflects the risks and responsibilities involved in being an effective Director.

CAE / information circular / page. 08

TSX Corporate Governance Guidelines	Comply	Comments

8. Committees of the board should generally be composed of outside (non- management) directors, a majority of whom are unrelated directors	Yes	Each of the Committees of the Board of Directors is currently composed entirely of outside Directors, except the Executive Committee (three of the four members of which are outside Directors), and all Committees are composed of a majority of "unrelated" Directors. During the interval between meetings of the Board of Directors, the Executive Committee may, subject to any regulations which the Board of Directors may from time to time impose and limitations provided by statute and the Corporation's by-laws, exercise all of the powers of the Board in the management and direction of the operations of the Corporation. The members of the Executive Committee are L.R. Wilson (Chairman), D.H. Burney, R.F. Elliott and J.A. Grant.

9. Board should assume responsibility for, or assign to a committee the general responsibility for, the approach to corporate governance issues	Yes	See Items 3(a) & (b).

10. a) Define limits to man- agement's responsibilities by developing mandates for: (i) the board	Yes	In addition to fulfilling all statutory requirements, the Board of Directors oversees and reviews: (i) the strategic and operating plans and financial budgets and the performance against these objectives; (ii) the principal risks and the adequacy of the systems and procedures to manage these risks; (iii) the compensation and benefit policies; (iv) management development and succession planning; (v) business development initiatives; (vi) the communications policies and activities, including shareholder communications; (vii) the integrity of internal controls and management information systems; (viii) the monitoring of the corporate governance system; and (ix) the performance of the President and Chief Executive Officer. The Board acts in a supervisory role and expects management to be responsible for the day-to-day operations of the Corporation and to implement the approved corporate objectives and strategic business plan within the context of authorized budgets, specific delegations of authority for various matters, and corporate policies and procedures. Management is expected to report regularly to the Board of Directors in a comprehensive, accurate and timely manner on the business and affairs of the Corporation. Any responsibility that is not delegated to senior management or to a committee of the Board remains with the Board of Directors. The Board regularly receives and considers reports and recommendations from its Committees and, where required, from outside advisors. See Item 1.

In addition to the mandates of the Audit, Governance and Executive Committees elsewhere described herein, the Board of Directors has also established a mandate for the compensation Committee, as described below.

CAE / information circular / page. 09

TSX Corporate Governance Guidelines	Comply	Comments

Compensation Committee
The Compensation Committee reviews and approves the design and administration of all compensation and benefit plans and policies for the Corporation other than in respect of the President and Chief Executive Officer, whose compensation arrangements are reviewed and approved by the Board of Directors based on recommendations from the Compensation Committee. The Compensation Committee is also responsible for the administration of the Corporation's executive pension plans, the monitoring of the Corporation's pension fund investments and for management development and succession planning.

The Compensation Committee consists of L.N. Stevenson (Chairman), J.A. Grant, E.R. Jayne II and L.R. Wilson, of whom all are outside and unrelated Directors.

(ii) the Chief Executive Officer	Yes	The Board of Directors sets objectives for the Chief Executive Officer of the Corporation and reviews the CEO's performance against those objectives at least annually. These objectives include the general mandate to implement the approved corporate objectives and the strategic business plan (see Item 1(a)).

b) Board should approve Chief Executive Officer's corporate objectives	Yes	See Item 10(a)(ii).

11. Establish procedures to enable the board to function independently of management	Yes	Mr. L.R. Wilson, the current non-executive Chairman of the Board, is responsible for ensuring that the Board of Directors discharges its responsibilities independently of management. The unrelated Directors meet separately at each regularly scheduled meeting of the Board of Directors. Their meetings are chaired by the non-executive Chairman. The Board has access to information independent of management through the external and internal auditors. The Board believes that sufficient processes are in place to enable it to function independently of management.

12. a) Establish an audit committee with a specifi- cally defined mandate b) All members should be non-management directors	Yes	The Board of Directors has long had an Audit Committee with a specifically defined mandate. That mandate was updated in 2002 in light of the adoption in the United States of the Sarbanes-Oxley Act of 2002 and other matters. The Corporation is also required by the NYSE listing requirements to comply with the listing standards relating to audit committees, including reviewing and assessing the adequacy of its mandate on an annual basis. Each member of the Audit Committee is an outside and unrelated Director. The Chairman of the Audit Committee has extensive financial expertise and all members of the Committee are familiar with the audit process and financial statements.

The Audit Committee reviews, reports, and where appropriate, makes recommendations to the Board of Directors on: (i) the internal audit plan and the adequacy of the system of internal controls; (ii) the external audit plan, the terms of engagement and fees and the independence of the external auditors; (iii) the adequacy of the

CAE / information circular / page. 10

TSX Corporate Governance Guidelines	Comply	Comments

processes for identifying and anaging financial risk; (iv) the integrity of the financial reporting process; and (v) material public financial documents of the Corporation, including the annual and interim consolidated financial statements, the interim management's discussion and analysis, the annual information form and management's discussion and analysis contained in the annual report.

The Audit Committee has oversight responsibility for the qualifications, independence and performance of the external auditors, any non-audit engagements given to the external auditors and the maintenance of practices and processes to assure compliance with applicable laws. The Audit Committee reviews the independence of the external auditors and confirms to the Board the independence of the external auditors in accordance with applicable regulations. The external auditors are accountable to the Audit Committee and to the Board as representatives of the shareholders. The Audit Committee has direct access to the internal auditors and external auditors to discuss and review specific issues as appropriate.

The Audit Committee consists of J.F. Hankinson (Chairman), J.A. Craig, R.J. Currie and J.W. McCutcheon.

13. Implement a system to enable individual directors to engage outside advisors, at the corporation's expense	Yes	The Governance Committee oversees a system that enables an individual Director to engage an outside advisor at the expense of the Corporation in appropriate circumstances. All Committees may engage outside advisors at the expense of the Corporation.

All of the current Directors of the Corporation are either shareholders or holders of deferred share units or both.

This corporate governance report has been reviewed by the Governance Committee and approved by the Board of Directors of the Corporation.

CAE / information circular / page. 11

Special Business of the Meeting

1. Confirmation of New General By-law
Effective February 5, 2003, the Board of Directors enacted a new General By-law regulating, generally, the business and affairs of the Corporation. The Board and management request that you consider and, if you consider it appropriate, confirm the new General By-law which replaced the Corporation's by-laws in effect immediately prior to February 5, 2003.

The new General By-law sets forth the general rules with respect to the business and affairs of the Corporation, including the framework for the execution of documents on behalf of the Corporation, the borrowing powers of the Board of Directors, the formalities associated with meetings of the Board of Directors, the formalities associated with shareholder meetings, the appointment of officers, the division of the business and operations of the Corporation into divisions and units, the indemnification of Directors and officers, the payment of dividends, and communications between the Corporation and shareholders.

The new General By-law was adopted in large part in response to the changes to the Canada Business Corporations Act ("CBCA") which became effective in November 2001, as well as to provide greater flexibility with respect to the management of the business and affairs of the Corporation. The new General By-law includes provisions relating to the holding of Director and shareholder meetings by electronic means, as well as relating to the voting at shareholder meetings by electronic means. The new General By-law also contains provisions permitting shareholder meetings to be held in certain circumstances exclusively by various means of electronic communication facilities. The new General By-law permits notices of shareholder meetings to be given electronically provided the shareholder has consented. The new General By-law also deletes certain matters which were set out in the previous by-laws but which have been amended as a result of the amendments to the CBCA. Since these matters are governed by the CBCA, it is not necessary to repeat them in the new General By-law. These matters include a modification in the period within which notices of shareholder meetings must be sent to not less than 21 days and not more than 60 days (changed from the previous 21 and 50 days).

The text of the new General By-law is attached hereto as Appendix A; shareholders who wish to receive a copy of the previous By-laws as in effect prior to February 5, 2003 should contact the Secretary of the Corporation at (416) 865-0070 or by fax at (416) 865-0192.

Pursuant to the CBCA, the Board of Directors has adopted the new General By-law and is required to submit it to the Corporation's shareholders at this Meeting. The text of the resolution confirming the General By-law is set forth in Appendix B hereto. If a majority of the votes cast by holders of common shares present in person or represented by proxy approve the General By-law, it shall continue in effect; if it is rejected, it will cease to be effective.

The Board of Directors of the Corporation recommends the adoption of this resolution.

2. Renewal of Shareholder Protection Rights Plan Agreement
The Corporation is a party to a shareholder protection rights plan agreement with Computershare Trust Company of Canada, as rights agent, dated March 7, 1990, as subsequently amended. The rights plan will expire unless the shareholders vote to continue its operation at the Meeting. The Board of Directors has determined to recommend renewing the rights plan on terms substantially similar to the existing rights plan.

At the Meeting, shareholders will be asked to consider and vote to approve the renewal of the shareholder protection rights plan agreement (the "Rights Plan"), a summary of which is set forth in Appendix C hereto. This summary is qualified in its entirety by reference to the text of the Rights Plan, which is available upon request from the Secretary of the Corporation at CAE Inc., Suite 3060, Royal Bank Plaza, South Tower, Toronto, Ontario, M5J 2J1 (telephone number (416) 865-0070 or by fax at (416) 865-0192). Capitalized terms used in such summary without express definition have the meanings ascribed thereto in the Rights Plan.

CAE / information circular / page. 12

The Rights Plan will continue in effect only if it is approved by ordinary resolution of the holders of common shares of the Corporation at the Meeting. The text of the resolution approving the Rights Plan (the "Rights Plan Resolution") is set forth in Appendix D hereto. If not so approved, the Rights Plan will terminate and the rights issued under it will be void.

The Board of Directors of the Corporation recommends that shareholders vote in favour of the Rights Plan Resolution.

Report on Executive Compensation

Compensation Philosophy
Much of CAE's success in developing and growing its worldwide business is attributable to a highly motivated, entrepreneurial executive team. The cornerstone to the executive compensation program is a pay-for-performance philosophy in which executives receive salaries, annual short-term incentive awards contingent upon attaining consolidated, divisional and individual achievements, and long-term incentive awards that motivate executives to create increasing and sustainable value for the shareholders.

The objectives of the executive compensation program are:

1.    To attract, retain and motivate qualified executives.
2.    To align the interests of executives with those of the shareholders.
3.    To foster teamwork and entrepreneurial spirit.
4.    To establish an explicit and visible link between all elements of compensation and corporate, subsidiary and individual performance.
5.    To integrate compensation with the development and successful execution of strategic and operating plans.

Review and Approval
The Compensation Committee reviews and approves the design and administration of all compensation and benefit plans and policies for the Corporation other than in respect of the President and Chief Executive Officer, whose compensation arrangements are reviewed and approved by the Board of Directors based on recommendations from the Compensation Committee.

Salary
The salaries of the executives of the Corporation are competitive with like positions in other corporations with similar characteristics including the industry, revenues, assets and geographic location of operations. An executive's salary is generally targeted at a specific range around the median level, as determined by a variety of surveys conducted by independent professional compensation consultants, and supplemented by other sources of information. Such salary, however, will vary depending on the individual's performance, level of experience and years of service.

Short-Term Incentive Awards
The short-term incentive awards for executives of the Corporation are designed to recognize the Corporation's consolidated financial performance, divisional financial performance and individual achievements. At the beginning of each fiscal year, financial performance targets and individual objectives are established. Short-term incentives are paid in the form of cash bonuses based upon a percentage of the executive's base salary. The bonus as a percentage of salary varies by the level of the executive with target awards ranging from 10% for the lowest eligible position to 75% of salary for the President and Chief Executive Officer. Actual awards, however, could be up to 2.4 times greater than the target awards depending upon the achievement of the previously noted results and objectives. During fiscal 2003 short-term incentive awards were paid to certain executives for meeting financial and individual objectives.

CAE / information circular / page. 13

Long-Term Incentive Awards
The long-term incentive program is designed to reward executives for their contribution to the creation of shareholder value. The Corporation's long-term incentive program takes the form of (i) stock options to purchase common shares as set out in the Corporation's Employee Stock Option Plan ("ESOP"); (ii) grants of long-term incentive deferred share units as set out below (see "Long Term Incentive Deferred Share Unit Plan"); and (iii) a three-year growth achievement incentive plan. The current three-year growth achievement incentive plan is effective from April 1, 2002 to March 31, 2005 and is designed to support the growth initiatives inherent in the Corporation's three-year strategic plan.

Grants of stock options are considered on an annual basis as part of the total compensation review for executives. The Compensation Committee takes into account the executive's position, responsibilities and performance when determining whether, and how many, new stock options are to be awarded. The number of options issued to each executive varies as a percentage of the executive's base salary divided by the fair value (determined by application of the Black-Scholes option-pricing methodology) of an option at that time. The percentage of salary varies by the level of the executive ranging from a low of 20% for the lowest eligible position to 300% of base salary for the President and Chief Executive Officer. Under the terms of the ESOP, the exercise price of the stock options is equal to the closing price of the common shares on the TSX on the last trading day immediately preceding the day on which the options are granted. During fiscal 2003, stock options were granted to certain officers of the Corporation and key executives of its subsidiaries. Commencing this fiscal year, the Corporation will expense the cost of stock option grants.

The ESOP provides for the issuance of a maximum of 11,720,224 common shares upon exercise of options granted under it. As at March 31, 2003, 6,119,296 common shares were available for future grants of options under the ESOP. Options issued under the ESOP have an expiry term of six years and are exercisable at 25% per year commencing one year after the date of grant.

The three-year growth achievement plan focuses on three key performance criteria, which support the Corporation's growth. These criteria are net earnings, margin increases (resulting from a combination of productivity improvements and cost savings) and revenue growth. The incentive award for an executive who achieves 100% of target will amount to 50% of the executive's salary at the time of the award. Actual awards may be up to two times greater than the target awards based on actual performance.

Long Term Incentive Deferred Share Unit Plan
Effective April 1, 2003, the Corporation adopted a Long Term Incentive Deferred Share Unit Plan ("LTUP") for executives and managers of the Corporation and its subsidiaries. The LTUP will act to partially replace the grant of options under the Corporation's ESOP, thereby ensuring that CAE management's long-term incentive compensation includes an element directly based on the market performance of CAE common shares. Determination of the number of Long Term Incentive Deferred Share Units ("LTUs") to be granted to a participant will be made by dividing the dollar value of the LTU grant by the market price of CAE common shares upon the date of grant approval.

An LTU is equal in value to one common share of the Corporation. LTUs accrue dividend equivalents payable in additional units in amounts equal to dividends paid on CAE common shares. An LTU grant will vest in 25% increments over four years, commencing one year after the date of grant.

Upon termination of their employment, eligible LTUP participants with vested LTUs will be entitled to receive the fair market value of the equivalent number of CAE common shares, net of applicable withholdings.

The LTUP will be reviewed periodically to assess its mechanisms and the overall role it plays in senior management ong-term incentives and compensation.

Deferred Share Unit Plan
The Corporation has a Deferred Share Unit Plan for executives under which an executive may elect to receive any cash incentive compensation in the form of deferred share units. The Plan is intended to enhance the Corporation's ability to promote a greater alignment of interests between such key executives and the shareholders of the Corporation. A deferred share unit is equal in value to one common share of the Corporation. The

CAE / information circular / page. 14

units are issued on the basis of the average closing board lot sale price per share of CAE common shares on the TSX during the last ten (10) days on which such shares traded prior to the date of issue. The units also accrue dividend equivalents payable in additional units in an amount equal to dividends paid on CAE common shares. Deferred share units mature upon termination of employment, whereupon a key executive is entitled to receive the fair market value of the equivalent number of common shares, net of applicable withholdings.

Executive Share Ownership Policy
Under the Corporation's share ownership policy, each key executive is expected to own a minimum number of common shares of the Corporation and/or units under the Deferred Share Unit Plan or the LTUP. The required number of shares and/or units, which is proportionate to the executive's annual compensation, may be acquired over a period of time. This policy encourages all key executives to hold a meaningful ownership interest in the Corporation to further align management and shareholder interests.

Determination of the President and Chief Executive Officer's Compensation

Salary
The salary of the President and Chief Executive Officer is determined in accordance with the Corporation's salary philosophy and policy. D.H. Burney's salary is reviewed and approved annually by the Board of Directors.

Short-Term Incentive Awards Program
The short-term incentive program as it pertains to the President and Chief Executive Officer focuses on the attainment of key factors required to ensure the Corporation's continued success. Factors considered include the achievement of specific earnings, cash flow and revenue targets, return on shareholders' equity and the attainment of specific non-monetary objectives. For fiscal 2003, the President and Chief Executive Officer received no short-term incentive award because the earnings objective for the year was not achieved.

Long-Term Incentive Awards Program
The President and Chief Executive Officer is eligible to be granted stock options and to participate in both the Deferred Share Unit Plan and the three-year growth achievement incentive plan, in accordance with the Corporation's long-term incentive program. Stock option grants are considered on an annual basis and will take into account the President and Chief Executive Officer's performance when determining how many new options will be issued. During fiscal 2003, 450,000 stock options were granted to the President and Chief Executive Officer.

Indebtedness of Directors and Management
In accordance with the United States Sarbanes-Oxley Act of 2002 and the past practices of the Corporation, the Corporation does not offer its Directors or executive officers loans. None of the Corporation and its subsidiaries has given any guarantee, support agreement, letter of credit or similar arrangement or understanding to any other entity in connection with indebtedness of the Corporation's Directors or executive officers.

Compensation Committee Interlocks and Insider Participation
No member of the Corporation's Compensation Committee was an officer (within the meaning of applicable United States securities rules) or employee of the Corporation or any of its subsidiaries at any time during fiscal 2003.

The law firm of Stikeman Elliott LLP, of which Mr. Grant is a partner, provided legal services to the Corporation in fiscal 2003 and continues to provide such services to the Corporation. The law firm's fees to the Corporation are less than 2% of the law firm's annual consolidated gross revenues.

CAE / information circular / page. 15

No executive officer of the Corporation serves on the board of directors or compensation committee of any other entity that has or has had one or more of its executive officers serving as a member of the Corporation's Board.

Submitted on behalf of the Compensation Committee:

Lawrence N. Stevenson, Chairman

James A. Grant
E. Randolph Jayne II
Lynton R. Wilson

Performance Graph
The following graph compares the cumulative shareholder return of the common shares of the Corporation with the cumulative returns of the S&P/TSX Composite Index for a five-year period commencing March 31, 1998.

	1998	1999	2000	2001	2002	2003

CAE Inc.	$100	$74	$122	$219	$219	$58
S&P/TSX Composite Index	$100	$89	$129	$105	$110	$91

Assumes $100 invested in common shares of the Corporation on March 31, 1998. Values are as at March 31 of the specified years and from the S&P/TSX Composite Index which assumes dividend reinvestment.

CAE / information circular / page. 16

Executive Compensation

Summary Compensation Table
The following table provides a summary of compensation earned during each of the last three fiscal years by the Chief Executive Officer and the four most highly compensated policy-making executives who served as executive officers of the Corporation or its subsidiaries at March 31, 2003 (collectively, "Named Executive Officers").Specific aspects of this compensation are dealt with in further detail in the following table:

		Annual Compensation[1]		Long-Term Compensation
				Awards	Payouts
Name and Principal Position	Year	Salary ($)	Bonus[2] ($)	Securities Under Options Granted (#)	Three-Year Growth Achivement Plan Bonus	All Other Compensation[3] ($)
D.H. Burney President and Chief Executive Officer	2003 2002 2001	750,000 625,000 525,000	- 720,000 678,900	450,000 376,000 200,000	- 430,200 -	11,992 10,575 8,447
G.R. Scott Group President, Civil Simulation & Training	2003	294,359[4]	150,000	50,000		7,150
D.W. Campbell Group President, Military Simulation & Training	2003 2002 2001	290,000 255,000 147,826[6]	96,976 183,600 81,700	87,000 60,000 120,000	- 138,600 -	7,150 6,918 4,568
J. Lenyo President, CAE USA Inc.	2003[6] 2002[6]	293,242 289,600	49,591 -	30,000 14,500	- 87,200	3,871 17,200
R. Khan Executive Vice President, Marine Controls	2003 2002 2001	200,000 184,000 175,000	105,792 108,500 70,000	40,000 40,000 40,000	- 114,700 -	5,443 4,956 4,377

1The value of annual perquisites and benefits for each of the Named Executive Officers listed above did not exceed the lesser of $50,000 or 10% of the total annual salary and bonuses and is not reported herein.

2Two of the Named Executive Officers elected under the Deferred Share Unit Plan to receive a portion of their 2002 bonus in the form of deferred share units as set out in the following table. Deferred share units were issued on the basis of the average closing board lot sale price per share of the CAE common shares on the TSX during the last ten (10) days on which the common shares traded prior to May 10, 2002.

Name	Amount Deferred ($)	Units Granted on May 10, 2002 (#)	Total Units Held on March 31, 2003 (#)	Aggregate Unit Value on March 31, 2003 ($)

D.W. Campbell	192,200	15,728	16,098	46,361
R. Khan	123,200	10,082	12,474	35,927

3 Amounts quoted represent premiums paid by the Corporation for group term life insurance and amounts paid in respect of the Named Executive Officer's participation in the CAE Employee Stock Purchase Plan. Under the CAE Employee Stock Purchase Plan, introduced on April 1, 2000, employees, including executive officers, are eligible to make a contribution towards the purchase of CAE common shares of up to 10% of their base salary. Under the plan, the Corporation made a matching contribution on the first $500 contributed and contributes $1 for every $3 on additional employee contributions, to a maximum of 2% of the employee's base salary.

4 G.R. Scott commenced employment with the Corporation in July 2002. This amount reflects approximately nine months of salary.

5 D.W. Campbell was appointed Executive Vice President, Military Simulation and Training effective August 21, 2000. This amount reflects approximately eight months of salary.

6 The dollar values for fiscal 2002 and 2003 reflect the Canadian dollar equivalent of US dollar compensation. The US dollar values were translated at the average rate of exchange in effect during the fiscal year. The rate of exchange used to translate one US dollar into one Canadian dollar were - fiscal 2002 $1.57, fiscal 2003 $1.51.

7 CAE acquired BAE SYSTEMS Flight Simulation and Training Inc. located in Tampa, Florida on April 3, 2001 and subsequently renamed the company CAE USA Inc. J. Lenyo was appointed President of CAE USA Inc. on June 22, 2001. This amount reflects approximately eight months of salary.

CAE / information circular / page. 17

Option Grants during the Most Recently Completed Financial Year
The following table sets forth grants of stock options during the financial year ended March 31, 2003, to Named Executive Officers.

Name	Securites Under Options Granted[1] (#)	% of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date

D.H. Burney	450,000	24.47%	12.73	12.73	June 1, 2008
G.R. Scott	50,000	2.83%	11.90	11.90	Sept. 1, 2008
D.W. Campbell	87,000	4.92%	12.73	12.73	June 1, 2008
J. Lenyo	30,000	1.70%	12.73	12.73	June 1, 2008
R. Khan	40,000	2.26%	12.73	12.73	June 1, 2008

1 Options were granted on May 13, 2002 at an exercise price of $12.73 and on July 8, 2002 at an exercise price of $11.90 to purchase common shares of the Corporation. Exercise prices are equal to the closing price of the common shares on the TSX on the trading day immediately prior to the day the options were issued. The options vest over a period of four years commencing one year subsequent to the date of the grant.

Aggregated Option Exercises during the Most Recently Completed Financial Year and Financial Year-End Option Values

			Unexercised Options at March 31, 2003[1] (#)		Value of Unexercised Options at March 31, 2003[2] ($)
	Securites Acquired on Exercise	Aggregate Value Realized
Name	(#)	($)	Exercisable	Unexercisable	Exercisable	Unexercisable

D.H. Burney	-	-	408,000	932,000	-	-
G.R. Scott	-	-	-	50,000	-	-
D.W. Campbell	-	-	75,000	192,000	-	-
J. Lenyo	-	-	3,625	40,875	-	-
R. Khan	-	-	80,500	110,500	-	-

1 Options were granted on (i) November 10, 1997 at an option exercise price of $5.70 per share; (ii) May 11, 1998 at an option exercise price of $6.425 per share; (iii) May 11, 1999 at an option exercise price of $4.225 per share; (iv) October 1, 1999 at an option exercise price of $4.10 per share; (v) May 8, 2000 at an option exercise price of $6.65 per share; (vi) August 21, 2000 at an option exercise price of $9.20 per share, (vii) May 14, 2001 at an option exercise price of $12.225 per share; (viii) July 10, 2001 at an option exercise price of $14.16 per share; (ix) May 13, 2002 at an option exercise price of $12.73 per share; and (x) July 8, 2002 at an option exercise price of $11.90. These options vest over a period of four years commencing one year subsequent to the date of the grant and, in each case, are exercisable until the sixth year following the date of the grant. Share prices are adjusted for the July 9, 2001 stock dividend.

2 The closing price of CAE's common shares on the TSX on March 31, 2003 was $3.05.

Pension Benefits
The Named Executive Officers (other than J. Lenyo) are members of a non-contributory defined benefit pension plan and a supplementary executive retirement arrangement. The pensions payable under these arrangements are based on "average annual earnings" where "average annual earnings" is calculated on the basis of the 60 highest paid consecutive months of salary and short-term incentives.

The supplementary executive retirement arrangement for the Named Executive Officers provides a pension benefit upon normal retirement at age 65 so that the total pensions payable under these arrangements will result in an annual pension equal to 2% of "average annual earnings" for each year of pensionable service, assuming no limitation on the amount paid from a registered pension plan imposed by Canadian tax legislation. D.H. Burney's pensionable service is calculated as 1.5 times his continuous service.

The Corporation is obligated to fund or provide security to ensure payments under the supplementary executive retirement arrangement upon retirement of the executive. The Corporation has elected to provide security by facilitating the acquisition of letters of credit by a trust fund established for those executives who had retired on or before March 31, 2003.

CAE / information circular / page. 18

The following table shows estimated annual pension benefits upon retirement at age 65 to Named Executive Officers covered by these pension arrangements at specified average earnings.

Executive Officer Pension Plan Table

	Years of Service[1]

Average Annual Earnings ($)	15	20	25	30	35

150,000	45,000	60,000	75,000	90,000	105,000
175,000	53,000	70,000	88,000	105,000	123,000
200,000	60,000	80,000	100,000	120,000	140,000
225,000	68,000	90,000	113,000	135,000	158,000
250,000	75,000	100,000	125,000	150,000	175,000
300,000	90,000	120,000	150,000	180,000	210,000
400,000	120,000	160,000	200,000	240,000	280,000
500,000	150,000	200,000	250,000	300,000	350,000
600,000	180,000	240,000	300,000	360,000	420,000
700,000	210,000	280,000	350,000	420,000	490,000

1 Estimated annual pension benefits based on 2% of remuneration multiplied by years of service.

The credited years of pensionable service as at March 31, 2003, for the Named Executive Officers who are members of the executive pension plan and supplementary executive retirement arrangement are:

Credited Years of Pensionable Service

D.H. Burney	5.25 years
G.R. Scott	0.75 years
D.W. Campbell	2.58 years
R. Khan	5.25 years

Agreements with Executive Officers
The Corporation is a party to agreements with nine executive officers, four of whom are Named Executive Officers, pursuant to which such executives are entitled to termination of employment benefits following a change of control of the Corporation where either (i) the executive's employment is expressly or impliedly terminated without cause within two years following the change of control or (ii) the executive elects to resign employment within a window period of 60 days, one year following the change of control. In such case, the executive is entitled to 24 months (36 months in the case of the President and Chief Executive Officer) of annual compensation (payable as a lump sum), credited service for the purposes of any pension or retirement income plans, vesting of and payment for long-term incentive deferred share units and extension of the exercise period for stock options within parameters consistent with the foregoing.

A change of control for the above purposes is defined to include any event as a result of or following which any person beneficially owns or exercises control or direction over voting securities carrying 35% or more of the votes attached to all outstanding voting securities of the Corporation; certain events which result in a change in the majority of the Board of Directors; and a sale of assets to an unaffiliated party at a price greater than or equal to 50% of the Corporation's market capitalization.

Compensation of Directors
Directors of the Corporation receive an annual retainer fee of $20,000 and an attendance fee of $1,000 per meeting of the Board, except for the Chairman and the President and Chief Executive Officer. The meeting attendance fee applied to all Committee meetings of the Board of Directors. In addition, each Committee member, except for the Chairman of the Audit Committee, receives an annual Committee retainer fee of $3,000. The Chairman of the Audit Committee receives an annual retainer of $8,000. The Chairman of each Committee also receives an additional $1,000 for each Committee meeting attended. L.R. Wilson receives $10,833 per month in compensation and regular attendance fees for serving as the Chairman of the Board. Directors are reimbursed out of pocket expenses incurred in attending meetings.

The Corporation has taken steps to align more closely the interests of its Directors with those of its shareholders. Under the Deferred Share Unit Plan for Non-Employee Directors adopted on February 2, 2000, a non-employee Director holding less than 20,000 common shares and/or units under the Deferred Share Unit Plan of the

CAE / information circular / page. 19

Corporation receives the retainer and attendance fees in the form of deferred share units. A non-employee Director holding at least 20,000 common shares may elect to participate in the plan in respect of part or all of his or her retainer and attendance fees. A deferred share unit is equal in value to one common share of the Corporation and accrues dividend equivalents payable in additional units in an amount equal to dividends paid on outstanding CAE common shares. Deferred share units mature upon the termination of service, whereupon a Director is entitled to receive the fair market value of the equivalent number of common shares, net of withholdings, in cash.

Directors' and Officers' Liability Insurance
The Corporation maintains directors' and officers' liability insurance for its Directors and officers as well as those of its subsidiaries as a group. The yearly coverage limit of such insurance is $50,000,000 for each occurrence and for the policy period, subject to a corporate deductible of $250,000 per claim ($1,000,000 for security suits brought in the United States). The Corporation paid a premium of $394,500 in fiscal 2003 for the 12 months commencing August 1, 2002.

Auditor Independence
PricewaterhouseCoopers LLP ("PwC") are the auditors of the Corporation. PwC provides tax, financial advisory and other audit-related services to the Corporation and its subsidiaries. The Audit Committee of the Corporation's Board of Directors has considered and concluded that the provision of these services by PwC is compatible with maintaining PwC's independence. The following chart shows all fees paid to PwC by the Corporation and its subsidiaries in the most recent and prior fiscal years.

Fee Type	2003	2002

		($ millions)
Audit services	1.2	1.3
Audit-related services	1.2	2.2
Tax services	1.0	0.8
Other services	0.4	0.6

	3.8	4.9

Audit-related fees include fees relating to the planned issuance of a prospectus and due diligence in connection with the Corporation's divestitures.

Shareholder Proposals
To propose any matter for a vote by the shareholders at an annual meeting of the Corporation, a shareholder must send a proposal to the Executive Vice President, Chief Financial Officer and Secretary at the registered office of the Corporation, P.O. Box 30, Suite 3060, Royal Bank Plaza, Toronto, Ontario, M5J 2J1 at least 90 days before the anniversary date of the notice for the previous year's annual meeting. Proposals for the Corporation's 2004 annual meeting must be received no later than March 21, 2004. The Corporation may omit any proposal from its proxy circular and annual meeting for a number of reasons under applicable Canadian corporate law, including receipt of the proposal by the Corporation subsequent to the deadline noted above.

General Information
The Corporation shall provide to any person or company, upon request to the Executive Vice President, Chief Financial Officer and Secretary of the Corporation:

(a) one copy of the latest annual information form of the Corporation together with one copy of any document or the pertinent pages of any document incorporated by reference therein;

(b) one copy of the comparative financial statements of the Corporation for its most recently completed financial year, together with the accompanying report of the auditors and one copy of any interim financial statements of the Corporation subsequent to the financial statements, for its most recently completed financial year; and

(c) one copy of this Information Circular.

The contents and the sending of this Information Circular have been approved by the Directors of the Corporation.

DATED at Toronto, this 19th day of June, 2003.

Paul G. Renaud
Executive Vice President,
Chief Financial Officer and Secretary

CAE / information circular / page. 20

Appendix A
CAE Inc.
(the "Corporation")

General By-law
A by-law relating generally to the transaction of the business and affairs of the Corporation.

CAE / information circular / page. 21

CAE / information circular / page. 22

Article 11 Divisions and Departments
Section 11.1	Creation and Consolidation of Divisions.	32

Article 12 Notices
Section 12.1	Method of Giving Notices.	32
Section 12.2	Notice to Joint Holders.	32
Section 12.3	Computation of Time.	32
Section 12.4	Undelivered Notices.	32
Section 12.5	Omissions and Errors.	32
Section 12.6	Persons Entitled by Death or Operation of Law.	32
Section 12.7	Waiver of Notice.	33

Article 13 Effective Date
Section 13.1	Effective Date.	33
Section 13.2	Repeal.	33

CAE / information circular / page. 23

BE IT ENACTED as a by-law of the Corporation as follows:

Article 1
Interpretation

Section 1.1 - Definitions.
(1)	In the by-laws of the Corporation, unless the context otherwise requires:
"Act"means the Canada Business Corporations Act, and any statute that may be substituted therefor, as from time to time amended.
"appoint" includes "elect" and vice versa.
"articles" means the articles of the Corporation as from time to time amended or restated.
"Board" means the Board of Directors of the Corporation.
"by-laws" means this by-law and all other by-laws of the Corporation hereafter from time to time in force and effect.
"cheque" includes a draft.
"Corporation" means the corporation named CAE Inc.
"meeting of shareholders" includes an annual meeting of shareholders and a special meeting of shareholders.
"non-business day" means Saturday, Sunday and any other day that is a holiday as defined in the Interpretation Act (Canada) as from time to time amended.

"recorded address" means in the case of a shareholder, the person's address as recorded in the securities register; and in the case of joint shareholders the address appearing in the securities register in respect of such joint holding or the first address so appearing if there are more than one; and in the case of a Director (subject to the provisions of Section 12.1), officer, auditor or member of a committee of the Board, their latest address as recorded in the records of the Corporation.

"signing officer" means, in relation to any instrument, any person authorized to sign the same on behalf of the Corporation by or pursuant to Section 2.4 or by a resolution passed pursuant thereto.
"special meeting of shareholders" includes a meeting of any class or classes of shareholders and a special meeting of all shareholders entitled to vote at an annual meeting of shareholders.
(2)	Save as aforesaid, words and expressions defined in the Act have the same meanings when used herein. Words importing the singular number include the plural and vice versa; and words importing gender include the masculine, feminine and neuter genders; and words importing a person include an individual, partnership, association, body corporate, unincorporated organization and personal representative.

Article 2
Business of the Corporation Section

2.1 - Registered Office.
The registered office of the Corporation shall be in the province within Canada from time to time specified in the articles at the place therein as the Board may from time to time determine.

Section 2.2 - Corporate Seal.
Until changed by the Board, the corporate seal of the Corporation shall be in the form impressed hereon.

Section 2.3 - Financial Year.
Until changed by the Board, the financial year of the Corporation shall end on the last day of March in each year.

Section 2.4 - Execution of Instruments.
Deeds, transfers, assignments, contracts, obligations, certificates, and other instruments may be signed, either manually or by electronic means in accordance with the Act, on behalf of the Corporation by any two officers of the Corporation. The Board may from time to time direct the manner in which and the person or persons by whom any particular instrument or class of instruments may or shall be signed. Any signing officer may affix the corporate seal to any instrument requiring the same.

CAE / information circular / page. 23

Section 2.5 - Banking Arrangements.
The banking business of the Corporation including, without limitation, the borrowing of money and the giving of security therefor, shall be transacted with such banks, trust companies or other bodies corporate or organizations or persons as may from time to time be designated by or under the authority of the Board. Such banking business or any part thereof shall be transacted under such agreements, instructions and delegations of powers as the Board may from time to time prescribe or authorize.

Section 2.6 - Voting Rights in Other Bodies Corporate.
The person or persons authorized under Section 2.4 may execute and deliver proxies and arrange for the issuance of voting certificates or other evidence of the right to exercise the voting rights attaching to any securities held by the Corporation. Such instruments, certificates or other evidence shall be in favour of such person or persons as may be determined by the said person or persons executing such proxies or arranging for the issuance of voting certificates or such other evidence of the right to exercise such voting rights. In addition, the Board may from time to time direct the manner in which and the person or persons by whom any particular voting rights or class of voting rights may or shall be exercised.

Article 3 Borrowing and Securities Section 3.1 - Borrowing Power.
(1)	Without limiting the borrowing powers of the Corporation as set forth in the Act, the Board may from time to time on behalf of the Corporation, without authorization of the shareholders:
	(a)	Borrow money upon the credit of the Corporation;
	(b)	Issue, reissue, sell or pledge bonds, debentures, notes or other evidences of indebtedness or guarantee of the Corporation, whether secured or unsecured;
	(c)	Give a guarantee on behalf of the Corporation to secure performance of any present or future indebtedness, liability or obligation of any person; and
(d)

Charge, mortgage, hypothecate, pledge or otherwise create a security interest in all or any currently owned or subsequently acquired real or personal, movable or immovable, property of the Corporation including book debts, rights, powers, franchises and undertakings, to secure any such bonds, debentures, notes or other evidences of indebtedness or guarantee or any other present or future indebtedness, liability or obligation of the Corporation.

(2)	Nothing in this section limits or restricts the borrowing of money by the Corporation on bills of exchange or promissory notes made, drawn, accepted or endorsed by or on behalf of the Corporation.

Article 4
Directors

Section 4.1 - Number of Directors and Quorum.
Until changed in accordance with the Act, the Board shall consist of not fewer than the minimum number and not more than the maximum number of Directors provided for in the articles. Subject to the provisions of the Act, the quorum for the transaction of business at any meeting of the Board shall consist of the minimum number of Directors provided for in the Articles or such greater number of Directors as the Board may from time to time determine. A majority of the Directors shall be resident Canadians. The Board shall not transact business at a meeting, other than filling a vacancy in the Board, unless a majority of the Directors present are Canadians, except where:

(a)	a Canadian Director who is unable to be present approves in writing or by telephone or other communications facilities the business transacted at the meeting; and
(b)	a majority of Canadians would have been present had that Director been present at the meeting.

Section 4.2 - Election and Term.
The election of Directors shall take place at each annual meeting of shareholders and all the Directors then in office shall retire but, if qualified, shall be eligible for re-election. The number of Directors to be elected at any

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such meeting shall be the number of Directors then in office unless the Directors otherwise determine. The election shall be by ordinary resolution. If an election of Directors is not held at the proper time, the incumbent Directors shall continue in office until their successors are elected. No person shall be qualified for election as a Director if they are 70 years of age or more at the date of such election, except that any Director being 70 or more years of age and already serving on the Board as of the date these by-laws are first made shall not be subject to the foregoing rule.

Section 4.3 - Removal of Directors.
Subject to the provisions of the Act, the shareholders may by ordinary resolution passed at a special meeting of shareholders called for such purpose remove any Director from office and the vacancy created by such removal may be filled at the same meeting, failing which it may be filled by the Board.

Section 4.4 - Meeting by Telephonic, Electronic or Other Communication Facility.
If all the Directors of the Corporation consent, a Director may participate in a meeting of the Board or of a committee of the Board by such telephonic, electronic or other communication facility as permits all persons participating in the meeting to communicate with each other, and a Director participating in such a meeting by such means is deemed to be present at the meeting. Any such consent shall be effective whether given before or after the meeting to which it relates and may be given with respect to all meetings of the Board and of committees of the Board.

Section 4.5 - Calling of Meetings.
Meetings of the Board shall be held from time to time at such time and at such place as the Board, the chairperson of the Board, the president & CEO or any two Directors may determine.

Section 4.6 - Notice of Meeting.
Notice of the time and place of each meeting of the Board shall be given in the manner provided in Article 12 to each Director not less than 48 hours before the time when the meeting is to be held. A notice of a meeting of Directors need not specify the purpose of or the business to be transacted at the meeting, except where the Act requires such purpose or business to be specified.

Section 4.7 - First Meeting of New Board.
Provided a quorum of Directors is present, each newly elected Board may hold its first meeting, without notice, immediately following the meeting of shareholders at which such Board is elected.

Section 4.8 - Adjourned Meeting.
Notice of an adjourned meeting of the Board is not required if the time and place of the adjourned meeting is announced at the original meeting.

Section 4.9 - Regular Meetings.
The Board may appoint a day or days in any month or months for regular meetings of the Board at a place and hour to be named. A copy of any resolution of the Board fixing the place and time of such regular meetings shall be sent to each Director forthwith, after being passed, but no other notice shall be required for any such regular meeting except where the Act requires the purpose thereof or the business to be transacted thereat to be specified.

Section 4.10 - Chairperson.
The Board, shall, from time to time, elect from among its members a chairperson of the Board who shall, if present, preside as chairperson at all meetings of the Board and of shareholders. The chairperson of the Board shall not be an officer of the Corporation unless specifically so designated by the Board. The chairperson of the Board shall be a member of the Executive Committee of the Board (if one has been created).

Section 4.11 - Presiding Officers.
The chairperson of any meeting of the Board shall be the first mentioned of such of the following officers as have been appointed and who is a Director and is present at the meeting: chairperson of the Board or the president & CEO. If no such officer is present, the Directors present shall choose one of their number to be chairperson. If the secretary of the Corporation is absent, the chairperson shall appoint some person, who need not be a Director, to act as secretary of the meeting.

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Section 4.12 - Votes to Govern.
At all meetings of the Board every question shall be decided by a majority of the votes cast on the question. In case of an equality of votes the chairperson of the meeting shall be entitled to a second or casting vote.

Section 4.13 - Remuneration and Expenses.
The Directors shall be paid such remuneration for their services as the Board may from time to time determine. The Directors shall also be entitled to be reimbursed for travelling and other expenses properly incurred by them in attending meetings of the Board or any committee thereof. Nothing herein contained shall preclude any Director from serving the Corporation in any other capacity and receiving remuneration therefor.

Article 5
Committees

Section 5.1 - Committees of the Board.
The Board may appoint one or more committees of the Board and delegate to any such committee any of the powers of the Board except those which pertain to items which, under the Act, a committee of the Board has no authority to exercise. A majority of the members of an executive committee (if appointed) shall be resident Canadians.

Section 5.2 - Transaction of Business.
Subject to the provisions of Section 5.1 above, powers of a committee of the Board may be exercised by a meeting at which a quorum is present or by resolution in writing signed by all members of such committee who would have been entitled to vote on that resolution at a meeting of the committee. Meetings of any such committee may be held at any place in or outside of Canada. In the case of a tie vote, the chairperson of a committee shall have a casting vote.

Section 5.3 - Advisory Bodies.
The Board may from time to time appoint such advisory bodies as it may deem advisable.

Section 5.4 - Procedure.
Unless otherwise determined by the Board, each committee and advisory body shall have power to fix its quorum at not less than a majority of its members, to elect its chairperson and to regulate its procedure.

Article 6
Officers

Section 6.1 - Appointment.
The Board may from time to time appoint a president & CEO, divisional president(s), one or more vice-presidents (to which title may be added words indicating seniority or function), a secretary, a treasurer, a controller and such other officers as the Board may determine, including one or more assistants to any of the officers so appointed. The Board may specify the duties of and, in accordance with this by-law and subject to the provisions of the Act, delegate to such officers powers to manage the business and affairs of the Corporation. An officer may be a Director and one person may hold more than one office.

Section 6.2 - President & CEO.
If appointed, the president shall be the chief executive officer and, subject to the authority of the Board, shall have general supervision of the business of the Corporation; and the president & CEO shall have such other powers and duties as the Board may specify. The Corporation may also have divisional presidents, who shall have such powers and duties as the Board or the president & CEO may specify.

Section 6.3 - Vice-President.
A vice-president shall have such powers and duties as the Board or the president & CEO may specify.

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Section 6.4 - Secretary.
The secretary shall enter or cause to be entered minutes of all proceedings of all meetings of the Board, shareholders and committees of the Board in records kept for that purpose; the secretary shall give or cause to be given, as and when instructed, all notices to shareholders, Directors, officers, auditors and members of committees of the Board; the secretary shall be the custodian of the stamp used for affixing the seal of the Corporation and of all books, papers, records, documents and instruments belonging to the Corporation, except when some other officer or agent has been appointed for that purpose; and the secretary shall have such other powers and duties as the Board or the president & CEO may specify.

Section 6.5 - Treasurer.
The treasurer shall keep or cause to be kept proper accounting records in compliance with the Act and shall be responsible for the deposit of money, the safekeeping of securities and the disbursement of the funds of the Corporation; the treasurer shall render or cause to be rendered to the Board whenever required an account of all transactions and of the financial position of the Corporation; and the treasurer shall have such other powers and duties as the Board or the president & CEO may specify.

Section 6.6 - Powers and Duties of Other Officers.
The powers and duties of all other officers shall be such as the terms of their engagement call for or as the Board or the president & CEO may specify. Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant, unless the Board or the president & CEO otherwise directs.

Section 6.7 - Variation of Powers and Duties.
The Board may from time to time and subject to the provisions of the Act, vary, add to or limit the powers and duties of any officer.

Section 6.8 - Term of Office.
The Board, in its discretion, may remove any officer of the Corporation, without prejudice to such officer's rights under any employment contract. Otherwise each officer appointed by the Board shall hold office until the officer's successor is appointed, or until the officer's earlier resignation.

Section 6.9 - Agents and Attorneys.
Subject to the provisions of the Act, the Corporation, by or under the authority of the Board, shall have power from time to time to appoint agents or attorneys for the Corporation in or outside Canada with such powers of management, administration or otherwise (including the power to sub-delegate) as may be thought fit.

Article 7
Protection of Directors, Officers and Others

Section 7.1 - Limitation of Liability.
Every Director and officer of the Corporation in exercising their powers and discharging their duties shall act honestly and in good faith with a view to the best interests of the Corporation and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Subject to the foregoing, no Director or officer shall be liable for the acts, receipts, neglects or defaults of any other Director, officer or employee, or for joining in any receipt or other act for conformity, or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired for or on behalf of the Corporation, or for the insufficiency or deficiency of any security in or upon which any of the monies of the Corporation shall be invested, or for any loss or damage arising from the bankruptcy, insolvency or tortious acts of any person with whom any of the monies, securities or effects of the Corporation shall be deposited, or for any loss occasioned by any error of judgement or oversight on their part, or for any other loss, damage or misfortune whatever which shall happen in the execution of the duties of their office or in relation thereto; provided that nothing herein shall relieve any Director or officer from the duty to act in accordance with the Act and the regulations thereunder or from liability for any breach thereof.

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Section 7.2 - Indemnity.
(1)

Subject to the limitations contained in the Act, the Corporation shall indemnify a Director or officer, a former Director or officer, or a person who acts or acted at the Corporation's request as a director or officer or an individual acting in a similar capacity of another entity, and their heirs and personal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgement, reasonably incurred by them in respect of any civil, criminal, administrative, investigative or other proceeding to which the individual is made a party by reason of being or having been a Director or officer of the Corporation or at the Corporation's request as director or officer, or an individual acting in similar capacity, of such other entity, if:

(a)

they acted honestly and in good faith with a view to the best interests of the Corporation or, as the case may be, to the best interests of the other entity for which they acted as director or officer, or in a similar capacity, at the Corporation's request; and

	(b)	in the case of a criminal, administrative, investigative or other proceeding that is enforced by a monetary penalty, they had reasonable grounds for believing that their conduct was lawful.

The Corporation shall advance moneys to a Director, officer or other individual for the costs, charges and expenses of a proceeding referred to in this subsection (1). The individual shall repay the moneys to the Corporation if the individual does not fulfill the relevant conditions specified in the Act.

(2)

The Corporation shall also indemnify such person in such other circumstances as the Act permits or requires. Nothing in this by-law shall limit the right of any person entitled to indemnity to claim indemnity apart from the provisions of this by-law.

Article 8
Shares

Section 8.1 - Allotment.
Subject to the Act and the articles, the Board may from time to time allot or grant options to purchase the whole or any part of the authorized and unissued shares of the Corporation at such times and to such persons and for such consideration as the Board shall determine, provided that no share shall be issued until it is fully paid as provided by the Act.

Section 8.2 - Transfer Agents and Registrars.
The Board may from time to time appoint one or more agents to maintain, in respect of each class of securities of the Corporation issued in registered form, a central securities register and one or more branch securities registers. Such a person may be designated as transfer agent or registrar according to their functions; one person may be designated both registrar and transfer agent. The Board may at any time terminate such appointment.

Section 8.3 - Non-Recognition of Trusts.
Subject to the provisions of the Act, the Corporation may treat the person in whose name a share is registered in the securities register as the absolute owner having full capacity and authority to exercise all rights of ownership, irrespective of any indication to the contrary through knowledge, notice or description in the Corporation's records or on the share certificate.

Section 8.4 - Share Certificates.
Every holder of one or more shares of the Corporation shall be entitled, at their option, to a share certificate, or to a non-transferable written certificate of acknowledgement of the right to obtain a share certificate, stating the number and class or series of shares held by them as shown on the securities register. Such certificates and certificates of acknowledgment of a shareholder's right to a share certificate respectively, shall be in such form as the Board may from time to time approve. Any share certificate shall be signed in accordance with the Act and need not be under the corporate seal.

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Section 8.5 - Replacement of Share Certificates.
The Board or any officer or agent designated by the Board may in their discretion direct the issue of a new share or other such certificate in lieu ofand upon cancellation of a certificate that has been mutilated or in substitution for a certificate claimed to have been lost, destroyed or wrongfully taken, on payment of such reasonable fee, not to exceed the amount, if any, prescribed by the Act, and on such terms as to indemnity, reimbursement of expenses and evidence of loss and of title as the Board may from time to time prescribe, whether generally or in any particular case.

Section 8.6 - Joint Holders.
If two or more persons are registered as joint holders of any share, the Corporation shall not be bound to issue more than one certificate in respect thereof, and delivery of such certificate to one of such persons shall be sufficient delivery to all of them. Any one of such persons may give effectual receipts for the certificate issued in respect thereof or for any dividend, bonus, return of capital or other money payable or warrant issuable in respect of such share.

Section 8.7 - Deceased Shareholders.
In the event of the death of a holder or of one of the joint holders of any share, the Corporation shall not be required to make any entry in the securities register in respect thereof or to make any dividend or other payments in respect thereof except upon production of all such documents as may be required by law and upon compliance with the reasonable requirements of the Corporation and its transfer agents.

Article 9
Dividends and Rights

Section 9.1 - Dividends.
Subject to the provisions of the Act, the Board may from time to time declare dividends payable to the shareholders according to their respective rights and interest in the Corporation. Dividends may be paid in money or property or by issuing fully paid shares of the Corporation.

Section 9.2 - Dividend Payments.
A dividend payable in money shall be paid by cheque, or such other manner prescribed by the Board, drawn on the Corporation's bankers or one of them to the order of each registered holder of shares of the class or series in respect of which it has been declared and sent to such registered holder at their recorded address, unless such holder otherwise directs. In the case of joint holders, the cheque or other manner of payment shall, unless such joint holders otherwise direct, be made payable to the order of all of such joint holders and sent to them at their recorded address. The sending of such payment as aforesaid, unless the same is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold.

Section 9.3 - Non-Receipt of Payment.
In the event of non-receipt of any dividend payment by the person to whom it is sent as aforesaid, the Corporation shall issue re-payment of the dividend to such person for a like amount on such terms as to indemnity, reimbursement of expenses, and evidence of non-receipt and of title as the Board may from time to time prescribe, whether generally or in any particular case.

Section 9.4 - Record Date for Dividends and Rights.
The Board may fix in advance a date, preceding by not more than 60 days the date for the payment of any dividend or the date for the issue of any warrant or other evidence of the right to subscribe for securities of the Corporation, as a record date for the determination of the persons entitled to receive payment of such dividend or to exercise the right to subscribe for such securities, and notice of any such record date shall be given not less than seven days before such record date in the manner provided for by the Act. If no record date is so fixed, the record date for the determination of the persons entitled to receive payment of any dividend or to exercise the right to subscribe for securities of the Corporation shall be at the close of business on the day on which the resolution relating to such dividend or right to subscribe is passed by the Board.

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Section 9.5 - Unclaimed Dividends.
Any dividend unclaimed after a period of six years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Corporation.

Article 10
Meetings of Shareholders

Section 10.1 - Annual Meetings.
The annual meeting of shareholders shall be held at such time in each year and at such place as the Board, the chairperson of the Board or the president & CEO may from time to time determine, for the purpose of considering the financial statements and reports required by the Act to be placed before the annual meeting, electing Directors, appointing an auditor and for the transaction of such other business as may properly be brought before the meeting.

Section 10.2 - Special Meetings.
The Board, the chairperson of the Board or the president & CEO shall have power to call a special meeting of shareholders at any time.

Section 10.3 - Notice of Meetings.
A notice of meeting of shareholders or, to the extent required under the Act, notice of any adjournment of postponement thereof, shall be given as specified by the Act and other applicable law, and may be given in the manner provided in Article 12.

Section 10.4 - Chairperson, Secretary and Scrutineers.
The chairperson of any meeting of shareholders shall be the first mentioned of such of the following officers as have been appointed and who is present at the meeting: the chairperson of the Board, the president & CEO or another officer of the Corporation who is a shareholder. If no such officer is present within 15 minutes from the time fixed for holding the meeting, the persons present and entitled to vote shall choose one of their number to be chairperson. If the secretary of the Corporation is absent, the chairperson shall appoint some person, who need not be a shareholder, to act as secretary of the meeting. If desired, one or more scrutineers, who need not be shareholders, may be appointed by a resolution or by the chairperson with the consent of the meeting.

Section 10.5 - Persons Entitled to Be Present.
The only persons entitled to be present at a meeting of shareholders shall be those entitled to vote thereat, the Directors and auditor of the Corporation and others who, although not entitled to vote, are entitled or required under any provision of the Act or the articles or by-laws to be present at the meeting. Any other person may be admitted only on the invitation of the chairperson of the meeting or with the consent of the meeting.

Section 10.6 - Quorum.
Subject to the Act, a quorum for the transaction of business at any meeting of shareholders shall be a person or persons present and holding or representing by proxy not less than five percent (5%) of the total number of issued shares of the Corporation having voting rights at the meeting. If a quorum is present at the opening of any meeting of shareholders, the shareholders present or represented by proxy may proceed with the business of the meeting notwithstanding that a quorum is not present throughout the meeting. If a quorum is not present at the opening of any meeting of shareholders, the shareholders present or represented by proxy may adjourn the meeting to a fixed time and place but may not transact any other business.

Section 10.7 - Right to Vote.
Subject to the provisions of the Act as to authorized representatives of any other body corporate or association, at any meeting of shareholders for which the Corporation has prepared a list of shareholders entitled to notice every person who is named in such list shall be entitled to vote the shares shown thereon opposite their name at the meeting to which such list relates. At any meeting of shareholders for which the Corporation has not prepared a list of shareholders entitled to notice every person shall be entitled to vote at the meeting who at the time of the commencement of the meeting is entered in the securities register as the holder of one or more shares carrying the right to vote at such meeting.

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Section 10.8 - Proxyholders and Representatives.
(1)

Every shareholder entitled to vote at a meeting of shareholders may appoint a proxyholder, or one or more alternate proxyholders, who need not be shareholders, to attend and act as their representative at the meeting in the manner and to the extent authorized and with the authority conferred by the proxy. A proxy shall be executed by the shareholder or by the shareholder's attorney authorized in writing and shall conform with the requirements of the Act.

(2)

Alternatively, every such shareholder which is a body corporate or association may authorize by resolution of its directors or governing body an individual to represent it at a meeting of shareholders and such individual may exercise on the shareholder's behalf all the powers it could exercise if it were an individual shareholder. The authority of such an individual shall be established by depositing with the Corporation a certified copy of such resolution, or in such other manner as may be satisfactory to the secretary of the Corporation or the chairperson of the meeting. Any such representative need not be a shareholder.

Section 10.9 - Time for Deposit of Proxies.
The Board may specify in a notice calling a meeting of shareholders a time, preceding the time of such meeting by not more than 48 hours exclusive of non-business days, before which time proxies to be used at such meeting must be deposited. A proxy shall be acted upon only if, prior to the time so specified, it shall have been deposited with the Corporation or an agent thereof specified in such notice or if, no such time having been specified in such notice, it has been received by the secretary of the Corporation or by the chairperson of the meeting or any adjournment thereof prior to the time of voting. To the extent permitted by the Act, the lodging and tabulation of proxies may be performed by telephone or other electronic forms of communication.

Section 10.10 - Votes to Govern.
At any meeting of shareholders every question shall, unless otherwise required by the articles or by-laws or by law, be determined by a majority of the votes cast on the question. In case of an equality of votes either upon a show of hands or upon a poll, the chairperson of the meeting shall be entitled to a second or casting vote.

Section 10.11 - Show of Hands.
Subject to the provisions of the Act, any question at a meeting of shareholders may be decided by a show of hands unless a ballot thereon is required or demanded as hereinafter provided. Upon a show of hands every person who is present and entitled to vote shall have one vote. Whenever a vote by show of hands shall have been taken upon a question, unless a ballot thereon is so required or demanded, a declaration by the chairperson of the meeting that the vote upon the question has been carried or carried by a particular majority or not carried, and an entry to that effect in the minutes of the meeting shall be prima facie evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against any resolution or other proceeding in respect of the said question, and the result of the vote so taken shall be the decision of the shareholders upon the said question.

Section 10.12 - Ballots.
On any question proposed for consideration at a meeting of shareholders, and whether or not a show of hands has been taken thereon, the chairperson or any person who is present and entitled to vote, whether as shareholder or proxyholder, on such question at the meeting may require or demand a ballot. A ballot so required or demanded shall be taken in such manner as the chairperson shall direct. A requirement or demand for a ballot may be withdrawn at any time prior to the taking of the ballot. If a ballot is taken, each person present shall be entitled, in respect of the shares which they are entitled to vote at the meeting upon the question, to that number of votes provided by the Act or the articles, and the result of the ballot so taken shall be the decision of the shareholders upon the said question.

Section 10.13 - Meetings by Telephonic, Electronic or Other Communication Facility.
Meetings of shareholders may be held entirely by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other. Any person entitled to attend a meeting of shareholders may participate in such meeting by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other if the Corporation makes available such a communication facility and any person participating in a meeting by such means is deemed to be present at the meeting. Any vote at such a meeting may be held entirely by means of a telephonic, electronic or other communication facility.

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Article 11
Divisions and Departments

Section 11.1 - Creation and Consolidation of Divisions.
The Board or the president & CEO may cause the business and operations of the Corporation or any part thereof to be divided, segregated or consolidated into one or more divisions upon such basis as may be considered appropriate. From time to time the Board or the president & CEO may authorize the appointment of officers for any such division, the determination of their powers and duties, and the removal of any such officer so appointed without prejudice to such officer's right under any employment contract or in law, provided that any such officers shall not, as such, be officers of the Corporation, unless expressly designated as such.

Article 12
Notices

Section 12.1 - Method of Giving Notices.
Any notice or document to be given pursuant to the Act, the regulations thereunder, the articles or the by-laws to a shareholder or Director of the Corporation may be sent (a) by prepaid mail addressed to, or may be delivered personally to, the shareholder at the shareholder's latest address as shown in the records of the Corporation or its transfer agent and the Director at the Director's latest address as shown on the records of the Corporation or in the last notice of Directors or notice of change of Directors filed under the Act, and a notice or document sent in accordance with the foregoing to a shareholder or Director of the Corporation shall be deemed to be received by them at the time it would be delivered in the ordinary course of mail unless there are reasonable grounds for believing that the shareholder or Director did not receive the notice or document at the time or at all or (b) by electronic means as permitted by, and in accordance with, the Act and the regulations thereunder. The secretary may change or cause to be changed the recorded address of any shareholder, Director, officer, auditor or member of a committee of the Board in accordance with any information believed by the secretary to be reliable. The foregoing shall not be construed so as to limit the manner or effect of giving notice by any other means of communication otherwise permitted by law.

Section 12.2 - Notice to Joint Holders.
If two or more persons are registered as joint holders of any share, any notice shall be addressed to all of such joint holders but notice addressed to one of such persons shall be sufficient notice to all of them.

Section 12.3 - Computation of Time.
In computing the date when notice must be given under any provision requiring a specified number of days' notice of any meeting or other event, the date of giving the notice shall be excluded and the date of the meeting or other event shall be included.

Section 12.4 - Undelivered Notices.
If any notice given to a shareholder pursuant to Section 12.1 is returned on two consecutive occasions because the shareholder cannot be found, the Corporation shall not be required to give any further notices to such shareholder until the shareholder informs the Corporation in writing of the shareholder's new address.

Section 12.5 - Omissions and Errors.
The accidental omission to give any notice to any shareholder, Director, officer, auditor or member of a committee of the Board or the non-receipt of any notice by any such person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise founded thereon.

Section 12.6 - Persons Entitled by Death or Operation of Law.
Every person who, by operation of law, transfer, death of a shareholder or any other means whatsoever, shall become entitled to any share, shall be bound by every notice in respect of such share which shall have been duly given to the shareholder from whom they derive their title to such share, prior to their name and address being entered on the securities register (whether such notice was given before or after the happening of the event upon which they became so entitled) and prior to their furnishing to the Corporation the proof of authority or evidence of their entitlement prescribed by the Act.

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Section 12.7 - Waiver of Notice.
Any shareholder, proxyholder, other person entitled to attend a meeting of shareholders, Director, officer, auditor or member of a committee of the Board may at any time waive any notice, or waive or abridge the time for any notice, required to be given to them under any provision of the Act, the regulations thereunder, the articles, the by-laws or otherwise and such waiver or abridgement, whether given before or after the meeting or other event of which notice is required to be given, shall cure any default in the giving or in the time of such notice, as the case may be. Any such waiver or abridgement shall be in writing except a waiver of notice of a meeting of shareholders or of the Board or of a committee of the Board which may be given in any manner.

Article 13
Effective Date

Section 13.1 - Effective Date.
This by-law shall come into force on the date of the resolution of the Board enacting this by-law.

Section 13.2 - Repeal.
All previous by-laws of the Corporation are repealed as of the coming into force of this by-law. Such repeal shall not affect the previous operation of any by-law so repealed or affect the validity of any act done or right, privilege, obligation or liability acquired or incurred under, or the validity of any contract or agreement made pursuant to, or the validity of any articles or predecessor charter documents of the Corporation obtained pursuant to, any such by-law prior to its repeal. All officers and persons acting under any by-law so repealed shall continue to act as if appointed under the provisions of this by-law and all resolutions of the shareholders or the Board or a committee of the Board with continuing effect passed under any repealed by-law shall continue good and valid except to the extent inconsistent with this by-law and until amended or repealed.

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Appendix B
General By-law Resolution

"Be it resolved that:
1. The new General By-law of the Corporation enacted by the Board of Directors at its meeting on February 5, 2003, is hereby confirmed as a by-law of the Corporation."

Appendix C
Summary of the Principal Terms of the Rights Plan

This summary is qualified in its entirety by reference to the text of the Rights Plan which is available upon request from the Secretary of the Corporation at CAE Inc., Suite 3060, Royal Bank Plaza, South Tower, Toronto, Ontario, M5J 2J1 (telephone number (416) 865-0070 and facsimile number (416) 865-0192). Capitalized terms used in this summary without express definition have the meanings ascribed thereto in the Rights Plan.

Issue of Rights
The Corporation issued one right (a "Right") in respect of each common share outstanding at the close of business on March 7, 1990 (the "Record Time"). The Corporation will issue Rights on the same basis for each common share issued after the Record Time but prior to the earlier of the Separation Time and the Expiration Time (both defined below).

Rights Certificates and Transferability
Before the Separation Time, the Right will be evidenced by certificates for the common shares which are not transferable separate from the common shares. From and after the Separation Time, the Rights will be evidenced by separate Rights Certificates which will be transferable separate from and independent of the common shares.

Exercise of Rights
Rights are not exercisable before the Separation Time. After the Separation Time and before the Expiration Time, each Right entitles the holder to acquire one common share for the Exercise Price of $100 (subject to certain anti-dilution adjustments). This Exercise Price is a price in excess of the estimated maximum value of the common shares during the term of the Rights Plan as determined by the Board of Directors.

Upon the occurrence of a Flip-In Event (defined below) prior to the Expiration Time (defined below), each Right (other than any Right held by an "Acquiring Person", which will become null and void as a result of such Flip-In Event) may be exercised to purchase that number of common shares which have an aggregate Market Price equal to twice the Exercise Price of the Rights for a price equal to the Exercise Price. Effectively, this means a shareholder of the Corporation (other than the Acquiring Person) can acquire additional common shares from treasury at half their Market Price.

Definition of "Acquiring Person"
Subject to certain exceptions, an Acquiring Person is a person who is the Beneficial Owner (defined below) of 20% or more of the outstanding common shares.

Definition of "Beneficial Ownership"
A person is a Beneficial Owner if such person or its affiliates or associates or any other person acting jointly or in concert:

(a) owns the securities in law or equity; and

(b) has the right to acquire (immediately or within 60 days) the securities upon the exercise of any convertible securities or pursuant to any agreement, arrangement or understanding.

However, a person is not a Beneficial Owner under the Rights Plan where:

(a) the securities have been deposited or tendered pursuant to a take-over bid, unless those securities have been taken up or paid for;

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(b)	by reason of the holders of such securities having agreed to deposit or tender such securities to a take-over bid pursuant to a Permitted Lock-Up Agreement;
(c)

such person (including a fund manager, trust company, pension fund administrator, trustee or non-discretionary client accounts of registered brokers or dealers) is engaged in the management of mutual funds or investment funds for others, as long as that person:

	(i)	holds those common shares in the ordinary course of its business for the account of others;
	(ii)	holds not more than 30% of the common shares (in the case of a pension fund administrator); and
	(iii)	is not making a take-over bid or acting jointly or in concert with a person who is making a take-over bid; or
(d)	such person is a registered holder of securities as a result of carrying on the business of or acting as a nominee of a securities depository.

Definition of "Separation Time"
Separation Time occurs on the tenth business day after the earlier of:
(a)	the first date of public announcement that a Flip-In Event has occurred;
(b)	the date of the commencement or announcement of the intent of a person to commence a take-over bid (other than a Permitted Bid or Competing Bid) or such later date as determined by the Board; and
(c)	the date on which a Permitted Bid or Competing Bid ceases to qualify as such or such later date as determined by the Board.

Definition of "Expiration Time"
Expiration Time occurs on the date being the earlier of:
(a)	the time at which the right to exercise Rights is terminated under the terms of the Rights Plan; and
(b)	the date immediately after the Corporation's annual meeting of shareholders to be held in 2006.

Definition of a "Flip-In Event"
A Flip-In Event occurs when a personbecomes an Acquiring Person. Upon the occurrence of a Flip-In Event, any Rights that are beneficially owned by an Acquiring Person or any of its related parties to whom the Acquiring Person has transferred its Rights will become null and void as a result of which the Acquiring Person's investment in the Corporation will be greatly diluted if a substantial portion of the Rights are exercised after a Flip-In Event occurs.

Definition of "Permitted Bid"
A Permitted Bid is a take-over bid made by a person (the "Offeror") pursuant to a take-over bid circular that complies with the following conditions:
(a)	the bid is made to all registered holders of common shares (other than common shares held by the Offeror) on identical terms and conditions;
(b)

the Offeror agrees that no common shares will be taken up or paid for under the bid for 60 days following the commencement of the bid and that no common shares will be taken up or paid for unless more than 50% of the outstanding common shares held by shareholders other than the Offeror and certain related parties have been deposited pursuant to the bid and not withdrawn;

(c)	the Offeror agrees that the common shares may be deposited to and withdrawn from the take-over bid at any time before its expiry; and

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(d)

if, on the date specified for take-up and payment, the condition in paragraph (b) above is satisfied, the bid shall remain open for an additional period of at least 10 business days to permit the remaining shareholders to tender their common shares.

Definition of "Competing Bid"
A Competing Bid is a take-over bid that:
(a) is made while another Permitted Bid is in existence; and
(b)

satisfies all the requirements of a Permitted Bid except that the common shares under a Competing Bid may be taken up on the later of 35 days after the Competing Bid was made and 60 days after the earliest date on which any other Permitted Bid or Competing Bid that was then in existence was made.

Definition of "Permitted Lock-Up Agreement"

A Permitted Lock-Up Agreement is an agreement between a person making a take-over bid and one or more shareholders (each, a "Locked-up Person") under which the Locked-up Persons agree to deposit or tender their common shares to such take-over bid and which provides:

(a)

(i) no limit on the right of the Locked-up Persons to withdraw their shares in order to deposit them to a Competing Bid (or terminate the agreement in order to support another transaction) where the price or value represented under the Competing Bid (or other transaction) exceeds the price or value represented under the original take-over bid; or (ii) limits such right to withdraw its shares in order to deposit them to a Competing Bid (or terminate the agreement in order to support another transaction) unless the price or value represented under the Competing Bid (or other transaction) exceeds the price or value represented under the original take-over bid by as much as or more than an amount specified under the original takeover bid, and the specified amount is not more than 7% of the price or value represented under the original take-over bid; and

(b)

for no "break-up" fee or "top-up" fee in excess of the greater of: (i) 2.5% of the price or value payable under the original take-over bid to Locked-up Persons; and (ii) 50% of the amount by which the price or value payable to Locked-up Persons under a Competing Bid (or other transaction) exceeds the price or value payable to Locked-up Persons under the original take-over bid, shall be payable by such Locked-up Persons if any Locked-up Person fails to tender their common shares under the original take-over bid or withdraws common shares previously tendered under the original take-over bid in order to tender such common shares under a Competing Bid (or to support another transaction).

Redemption of Rights
The Rights may be redeemed by the Board at its option with the prior approval of the shareholders at any time before a Flip-In Event occurs at a redemption price of $0.00001 per Right. In addition, the Rights will be redeemed automatically in the event of a successful Permitted Bid, Competing Bid or a bid for which the Board has waived the operation of the Rights Plan.

Waiver
Before a Flip-In Event occurs, the Board may waive the application of the Flip-In provisions of the Rights Plan to any prospective Flip-In Event which would occur by reason of a take-over bid made by a take-over bid circular to all registered holders of common shares. However, if the Board waives the Rights Plan with respect to a particular bid, it will be deemed to have waived the Rights Plan with respect to any other take-over bid made by take-over bid circular to all registered holders of common shares before the expiry of that first bid. Other waivers of the "Flip-In" provisions of the Rights Plan will require prior approval of the shareholders of the Corporation.

The Board may also waive the "Flip-In" provisions of the Rights Plan in respect of any Flip-In Event provided that the Board has determined that the Acquiring Person became an Acquiring Person through inadvertence and has reduced its ownership to such a level that it is no longer an Acquiring Person.

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Term of the Rights Plan
Unless otherwise terminated, the Rights Plan will expire on the date immediately after the Corporation's annual meeting of shareholders to be held in 2006.

Amending Power
Except for minor amendments to correct typographical errors and amendments to maintain the validity of the Rights Plan as a result of a change of law, shareholder or rightsholder approval is required for amendments to the Rights Plan.

Rights Agent
Computershare Trust Company of Canada.

Rightsholder not a Shareholder
Until a Right is exercised, the holders thereof as such, will have no rights as a shareholder of the Corporation.

Appendix D
Rights Plan Resolution

"Be it resolved that:
1.

The renewal of the shareholder protection rights plan agreement between the Corporation and Computershare Trust Company of Canada (the "Rights Plan"), a summary of which is set forth in Appendix C to the accompanying proxy information circular, is hereby approved.

2.

Any one officer or Director of the Corporation be and is hereby authorised and directed for and on behalf and in the name of the Corporation to execute, whether under the corporate seal of the Corporation or otherwise, and deliver all such documents and instruments, and to do or cause to be done all such other acts and things, as may be necessary or desirable to give effect to the foregoing."